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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8 - 50032~~

8-52946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Transcend Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 River Place Blvd., Building 4, Suite 102
(No. and Street)

Austin (City) Texas (State) 78730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Butch Jones (512) 623-7888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessi

14049454

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/26

OATH OR AFFIRMATION

I, Butch Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Transcend Capital, LLC**, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

JEFFREY G CRAIG
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 1/7/17

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Transcend Capital, LLC

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

December 31, 2013

TRANSCEND CAPITAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2013

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
SUPPLEMENTAL SCHEDULE	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	13
AGREED-UPON PROCEDURES REPORT REGARDING FORM SIPC-7	15
Schedule of Assessment Payments on Form SIPC-7 as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission	16

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Transcend Capital, LLC:

We have audited the accompanying financial statements of Transcend Capital, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
March 5, 2014

TRANSCEND CAPITAL, LLC
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash	$	191,636
Receivable from clearing broker-dealers		129,955
Deposit with clearing companies		300,000
Prepaid expenses		54,717
Deposits		13,744
Property and equipment, net		23,476
TOTAL ASSETS	$	713,528
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	359,836
Commission payable		50,795
Payable to broker-dealers		31,850
Total liabilities		442,481
Members' Equity		271,047
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	713,528

See accompanying notes to financial statements

TRANSCEND CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2013

REVENUES		
Commissions	$	2,015,905
Other		574,616
Total revenues		2,590,521
EXPENSES		
Commission and clearance expenses		1,291,041
Salaries and wages		187,771
Clearing and execution fees		505,793
Research		249,157
Professional services		126,307
License and registration		256,687
Occupancy and equipment costs		79,396
Other expenses		186,187
Total expenses		2,882,339
NET LOSS BEFORE INCOME TAX		(291,818)
Income tax expense		-
NET LOSS	$	(291,818)

See accompanying notes to financial statements

TRANSCEND CAPITAL, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2013

Balance at December 31, 2012	$	562,865
Net loss		(291,818)
Balance at December 31, 2013	$	271,047

See accompanying notes to financial statements

TRANSCEND CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(291,818)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation		8,354
Changes in operating assets:		
Receivable from clearing broker-dealers		172,756
Deposit with clearing companies		100,000
Other receivables and advances		12,414
Prepaid expenses		6,970
Deposits		19
Changes in operating liabilities:		
Accounts payable and accrued expenses		243,017
Commission payable		(95,774)
Payable to broker-dealers		(819)
Net provided by operating activities		155,119
Net increase in cash		155,119
Cash at beginning of year		36,517
Cash at end of year	$	191,636
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements

Note 1 - Nature of Business

Transcend Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company was a limited partnership organized under the laws of the State of Delaware on March 28, 2000, but the Company changed to a limited liability company organized under the laws of the State of Texas on April 13, 2010.

The Company is a full-service brokerage firm that specializes in offering execution services for market professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Note 2 - Liquidity and Going Concern

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $50,000 and net capital of $179,110 at December 31, 2013 (Note 9).

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2013, the Company has $191,636 in cash and cash equivalents and working capital of approximately $234,000. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan, certain assets may not be recoverable. The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Note 3 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Revenue Recognition
Agency commission revenue and related expenses from customer security transactions are recorded by the Company's clearing agents on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission and to perform all services customarily incident thereto.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Note 3 - Summary of Significant Accounting Policies (continued)

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold but not yet purchased, and advances to and notes from employees. The Company had cash and cash equivalents balances in excess of federally insured limits as of December 31, 2013. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Income Taxes
The Company was formed as a Texas limited liability company. The Company has elected to be taxed as a Subchapter S corporation under the provisions of the Internal Revenue Code. As a result, the members of the Company pay all Federal income tax expense.

As of and for the year ended December 31, 2013, the Company's Texas margin tax expense was not significant.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Management Review
The Company has evaluated subsequent events through March 5, 2014, the date the financial statements were available to be issued.

Note 3 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Clearing Deposit

The Company maintains a deposit account with APEX Clearing Corporation ("APEX") and COR Clearing, LLC ("COR") as part of the Company's contract for services. APEX and COR require a deposit for their respective services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2013, the deposit balance was $250,000 for Apex and $50,000 for COR.

Note 5 - Property and Equipment

Property and equipment consists of the following as of December 31, 2013:

Computer equipment	$	35,918
Furniture and fixtures		11,335
Leasehold improvements		6,047
Computer software		1,973
Office equipment		2,859
Total property and equipment		58,132
Accumulated depreciation		(34,656)
Net property and equipment	$	23,476

Depreciation expense was $8,354 for the year ended December 31, 2013 and is included in occupancy and equipment costs in the accompanying statement of operations.

Note 6 - Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organizations. The clearing organizations carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organizations may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing organizations. Included in the Company's clearing agreement with its clearing organizations is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organizations to the extent of the net loss on any unsettled trades. As of December 31, 2013, the Company had not been notified by the clearing organizations about any potential losses relating to this indemnification, and the Company was not otherwise aware of any potential losses relating to this indemnification. The Company has $429,955 or approximately 60% of its total assets in receivable from clearing broker-dealers, deposit with clearing companies and commissions receivables by its clearing organizations as of December 31, 2013.

Note 7 - Related Party Transactions

The Company and Transcend Capital Management (the "Parent") entered into an agreement in which the Parent performs management services. Total fees paid under this agreement were $12,000 for the year ended December 31, 2013 and are recorded in professional services in the statement of operations.

Note 8 - Commitments and Contingencies

Leases
The Company leases office space under two operating leases expiring in December 2013 and November 2014. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $71,041 for the year ended December 31, 2013.

Future minimum lease payments under the noncancelable operating leases are $9,625 for the year ended December 31, 2014.

In February 2014, the Company entered into a new operating lease agreement for an office that expires in May 2017, with total noncancelable lease obligations of approximately $91,000.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

In 2013, the Company entered into a settlement agreement for FINRA violations that totaled $200,000. As of December 31, 2013, the Company has accrued the total $200,000 and is included in accounts payable and accrued expenses. As of the date of this report, the settlement amount has not been paid to FINRA.

Note 9 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2013, the minimum net capital requirement for the Company was $50,000. Net capital at December 31, 2013 aggregated $179,110. The Company's ratio of aggregate indebtedness to net capital was 2.47 to 1 at December 31, 2013.

Schedule I

TRANSCEND CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

Total members' equity qualified for net capital	$	271,047
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		54,717
Deposits		13,744
Property and equipment, net		23,476
Total deductions and/or charges		91,937
Net capital before haircuts on securities		179,110
Haircuts on securities		-
Net capital	$	179,110
Aggregate indebtedness		
Accounts payable and accrued expenses	$	359,836
Commission payable		50,795
Due to broker-dealers		31,850
Total aggregate indebtedness	$	442,481
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	129,110
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	119,110
Ratio of aggregate indebtedness to net capital		2.47 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as reported by Transcend Capital, LLC on Form X-17A-5 on January 27, 2014. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Transcend Capital, LLC:

In planning and performing our audit of the financial statements of Transcend Capital, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
March 5, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of Transcend Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Transcend Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Transcend Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. Transcend Capital, LLC's management is responsible for Transcend Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences,

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

Austin, Texas
March 5, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052946 FINRA DEC
TRANSCEND CAPITAL LLC 17*17
TRANSCEND CAPITAL
ATTN: REYES ALVERV
6500 RIVER PL BLVD

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,227
   B. Less payment made with SIPC-6 filed (exclude interest) (2,615)
   July 1, 2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,612
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,612
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRANSCEND CAPITAL LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 28 day of FEB, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,590,521
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	$0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$50,929
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	$46,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ $2,320	
Enter the greater of line (i) or (ii)	$2,320
Total deductions	$99,749
2d. SIPC Net Operating Revenues	$ 2,490,772
2e. General Assessment @ .0025	$ 6,227 (to page 1, line 2.A.)